
PLAY TO DISCOVER A WISE INVESTMENT

INVEST IN **PUFFCUFF**

Alternative to elastic bands: headache-free, damage-free, and drama-free clips for curly hair

thepuffcuff.com Marietta, GA

Female Founder | Ecommerce | Consumer Goods | Minority Founder | Fashion

Highlights

1. PuffCuff available @ Sally Beauty, TJ Maxx, Marshall's, 120 stores; on Amazon, Target, Macy's, FAIRE

2. Over 760K units sold, 188K+ D2C customers, retailed in 80+ countries

3. 65% of the global population has curly hair

4. Triple-patented curly hair technology empowers, eliminates discomfort, and boosts acceptance

5. #10 of the Top 20 Amazing Black-Owned Businesses to Shop From on Amazon in 2023 by Cosmopolitan

6. Kuffit products are available in H.E.B., CVS and Walmart.com

7. Hair accessory market to grow 12.7% ($35.41B by 2026); PuffCuff targets 0.5% ($146M) by 2028

Featured Investor



Drs. Jarrett and Nicole Terry

Invested $10,000

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Syndicate Lead

Jarrett Terry, Ed.D. is Assistant Vice President for Academic Affairs and Assistant at Florida State University Nicole Patton-Terry, Ph.D. is the Director at the Florida Center for Reading Research at Florida State University.

"We are investing in Puff Cuff because we see a remarkable opportunity in its unique approach to addressing a long-overlooked need within the haircare market. Puff Cuff's innovative design not only caters to the diverse textures of natural hair but also pioneers a shift towards more inclusive beauty standards. The brand's dedication to creating high-quality, durable products reflects a deep understanding of its customers' needs and a commitment to sustainability. Furthermore, Puff Cuff's strong community engagement and commitment to diversity resonate with our personal values. We believe in supporting ventures that not only show promising market potential but also contribute positively to societal change. Investing in Puff Cuff aligns with our vision of empowering businesses that are built on the principles of inclusivity, innovation, and integrity."

Our Founder



Ceata E Lash Founder, Inventor & CEO

4 Patents | Speaker | Inc. Female Founders 200 | Goldman Sachs 10KSB | RICE Founding 100 | New Voices | Sally Beauty President's Innovation Award Recipient | Certified Minority & Women Owned

---

A Revolution in Hair Care & Confidence



DID YOU KNOW?
Since our inception in 2014 we have...
760k+
Units Sold
180k+
Customers

PuffCuff is not just an accessory; it's a revolution in hair care and confidence. With over 187,908 loyal customers and a global presence in 80+ countries, we're not your typical hair brand. Our innovative PuffCuff hair clamp secures and styles curly, coily, and textured hair comfortably, eliminating the need for traditional, damaging alternatives.

Beyond products, we empower individuals through education, boosting self-esteem, and embracing natural hair textures. We've even introduced Kuffit, a budget-friendly companion brand. Your investment fuels our mission to redefine beauty standards, making quality hair care accessible to everyone, regardless of their hair type or budget.

HOW WE STARTED


Inventing The PuffCuff: The Ceata Lash Story
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PUFFCUFF PITCH: SWING AWAY...

Forecasts predict the hair accessories market to reach $35.41 billion by 2026, growing at a CAGR of 12.7%. PuffCuff aims to capture 0.5% of that market share, equivalent to $177 million in 2026.


ECUTIVE SUMMARY
Forecasts predict the hair accessories market to reach $35.41 billion by 2026, growing at a CAGR of 12.7%.
PuffCuff aims to


capture **0.5%** of that
market share, equivalent
to **$177 million** in 2026.
Source: 2022 GLOBE NEWSWIRE - Hair Accessories Global Market Report

PROBLEM

- 65% worldwide have curly/textured hair, facing styling difficulties.
- Hair industry focuses on straight hair, neglecting curly/textured hair.
- Conventional accessories hurt and harm curly/textured hair and scalp.
- Curly/textured hair needs gentle, effective tools for styling.

SOLUTION: PUFFCUFF HAIR CLAMP

- Unique clamping mechanism secures hair without damage or tension.
- Various sizes cater to diverse hair types.
- Fills the gap in the hair industry for curly and textured hair.
- Offers a secure and comfortable hold for hair.
- Ten years of social proof with a devoted following.

MEET CEATA E. LASH





When I went natural, finding suitable accessories for my thick, natural hair was challenging. Most products cater to straight, fine hair, not my coily, thick hair. These accessories caused pain, damaged my hair, and frustrated me. In 2011, my 99-year-old grandmother, who was my heart, moved in with us. Reflecting on her peaceful acceptance of her impending death, I questioned if I would have similar peace in my own life. To pursue my dreams, I decided to give PuffCuff a chance. PuffCuff LLC was launched in August 2013, and the first PuffCuff was sold on Amazon.com in February 2014.

Ceata has been reported as the only African-American woman to possess four US patents for natural hair styling tools

possess four US patents for natural hair styling tools.

- **REGISTERED TRADEMARKS**
- **DESIGN PATENT: USD715997S1**
- **UTILITY PATENT: US9585453B2**
- **DESIGN US PATENT: USD870378S1**
- **DESIGN PATENT: US29/755,980**

WHO WE ARE?



OUR MISSION

To champion self-acceptance and self-love by offering painless, damage-free styling tools for those with thick, curly, or textured hair.

OUR VISION

PUFFCUFF® is dedicated to achieving a long-term global position through thought leadership in the beauty and hair accessory industry by focusing on the unique needs and happiness of each customer.

OUR CORE VALUES

Family
Quality
Integrity
Innovation
Compassion
Mindfulness

PuffCuff LLC is a minority woman-owned business that started in 2013 with a simple idea: create an alternative to elastic bands by offering easy-to-use hair clamps for naturally curly hair that create stylish updos, buns, and ponytail styles without causing headaches or hair damage. PuffCuff is the one-stop-tool-shop for the global textured hair community.

THE PROBLEM




DID YOU KNOW?
65%
of the world's population
has curly or textured hair.

EVERYONE HATES THE RUBBER BAND

Elastic, rubber, banana, and claw clips are tough to use on curly hair. These inefficient styling tools break or need to be adjusted for hair thickness and texture. Straight hair is straight, unlike curly hair. The hair tool industry concentrates on that trait.

For use and comfort, the tools mentioned above require straight hair. They pull and tug the hair shaft to bulk it up, causing migraines and hair damage. Curly-haired people simply need a tool for ***holding*** their hair in place.

#1 Thick Hair Problem:

Not being able to wear your hair up all day because it hurts too much!


THE SOLUTION

VALUE PROPOSITION: No headache. No hair damage. No drama.

Our products provide a convenient, reliable alternative to elastic bands

for those with thick, textured, or curly hair. Unlike elastic headbands, rubber bands, and other outdated hair accessories, PuffCuffs make styling easy, simple and painless.


THE SOLUTION
AS SEEN IN:
COSMOPOLITAN
GOOD MORNING AMERICA
GOOD HOUSEKEEPING
ESSENCE
BLACK ENTERPRISE
allure

HOW DOES PUFFCUFF SOLVE THE PROBLEM?

PuffCuff holds hair without binding or cinching it. Its short, tapering tines embrace curls and textures like fingers. PuffCuff's simple hair clamps make curly hair up-dos, buns, and ponytails without headaches or hair damage.

PuffCuff gives thin hair volume by not cinching or binding it.


02

COMMUNITY

SOCIAL PROOF

PuffCuff's marketing expertise and the founder's personal connection to the products help us sell to natural hair and other curly hair consumers. Hiring social media and PR staff and engaging influencers will continue to boost growth.



WEBSITE
4M
FACEBOOK
61K
PINTEREST VIEWS
132K
INSTAGRAM
79K
TWITTER
3K
EMAIL SUBSCRIBERS
109K
TIKTOK VIEWS
1M
YOUTUBE VIEWS
1M
SMS SUBSCRIBERS
16K
Reels

AS SEEN IN


HAIR CLAMP INVENTOR AIMS TO BOOST HER COMPANY'S VALUE TO $25 MILLION IN FIVE YEARS


allure

35 Black-Owned Hair-Care Brands That Should Be on Your Radar

These brands have everything you need, no matter your texture or type.


BYRDIE

The 15 Best Hair Serums of 2023

Best for Natural Hair: Laaayed Nourishing & Soothing Serum


COSMOPOLITAN

Celebs Style Beauty Lifestyle

20 Amazing Black-Owned Businesses to Shop From on Amazon

From household names to indie brands, there's something for everyone.

10

these hair clips meant for thick hair

PuffCuff Micro 1.5" Hair Clamp


Inc.com

Ceata Lash is on Inc.'s 2023 Female Founders 200 List

PuffCuff: For tapping into an underserved industry of hair tools for thick, textured hair, and advocating for small business in front of Congress. (27 kB)


WELL+GOOD

Not All Trendy Claw Clips Hold Thin, Silky Hair. But These 8 Styles *Actually* Do

Best for curly, coily hair


GOOD HOUSEKEEPING

PRODUCT REVIEWS LIFE FOOD BEAUTY HEALTH

50 Black-Owned Brands on Amazon You Need to Know About

14

PuffCuff Mini 2.5" Hair Clamp (3 pcs)

[Click for additional coverage](#)

TESTIMONIALS


WHAT
OUR
CUSTOMERS
ARE SAYING...
@thepuffcuff
In The News
FIND UR SIZE
POSTS
THEPUFFCUFF
Posts
therealceatae and thepuffcuff
@THEPUFFCUFF

[Click to view above cell phone video.](#)


★★★★★
amazon
PERFECT FOR UPDOS
As a lazy natural, This was the best purchase, for me, so far. It has saved me time and effort in the morning, when I'm running late for work. I'll be buying another.
★★★★★
PCM BEARD BALM
Very good product. Gives my beard a nice shine and doesn't weight it down.
★★★★★
PUFFCUFF PERFECT SIZE
I got the junior puffcuff and it is the perfect size for me. I love how my puff pony tails just expand and how it doesn't break off my hair.
★★★★★
GREAT!
Very easy to use, I got it for my daughter (12yrs old) and she has very very thick hair. It held in place and was not tight, which my daughter loved! Easy to use and comfortable!
OUR CURLFRIENDS!
Reels
So how did I do that How did I do it Good question
789
14
71
This IS HIGH KEY MY NEW ...

Click to view above cell phone video.


0
3
BRAND FAMILY

THE PUFFCUFF

PuffCuff®, a five-size unisex elastic band alternative, answers multicultural society's demand for healthy, pain-free styling.

ORIGINAL PuffCuff:
5 Inch

SKU: PC007
MSRP: $18



PUFFCUFF SPECS



Height: 5 x 5 x .75in
Gross Weight: .7 oz
Net Weight: .4oz

Color: Black or Clear
Material: ABS
Package Includes: 1pc



PuffCuff is great in four smaller sizes. These products are good for folks with longer hair, less density, or who wish to put up a portion. Buns, side buns, and puffs are just a few of their creative hairstyles.



PUFFCUFF JUNIOR®

- SKU PC008, PC0017
- HEIGHT: 3.75 x 3 x .75 INCHES
- GROSS WEIGHT: < 1 OUNCE
- NET WEIGHT: .4 OUNCE
- COLOR: BLACK OR CLEAR
- MATERIAL: ABS
- PACKAGE INCLUDES: 2 PCS

PUFFCUFF MINI®

- SKU PC009, PC0013
- HEIGHT: 4 x 2.5 x .5 INCHES
- GROSS WEIGHT: < 1 OUNCE
- NET WEIGHT: .2 OUNCE
- COLOR: BLACK OR CLEAR
- MATERIAL: ABS
- PACKAGE INCLUDES: 3 PCS

PUFFCUFF MICRO®

- SKU PC010
- HEIGHT: 2 x 1.7 x .25 INCHES
- GROSS WEIGHT: < 1 OUNCE
- NET WEIGHT: .2 OUNCE
- COLOR: BLACK
- MATERIAL: ABS
- PACKAGE INCLUDES: 5 PCS

PUFFCUFF TEENY®

- SKU PC004, PC0018
- HEIGHT: 2 x 1.7 x .25 INCHES
- GROSS WEIGHT: < 1 OUNCE
- NET WEIGHT: .2 OUNCE
- COLOR: BLACK OR CLEAR
- MATERIAL: ABS
- PACKAGE INCLUDES: 5 PCS

HOW IT WORKS


1
Moisturize and/or stretch hair. Open PuffCuff wide.
H2O
moisturizer
2
Gather hair as if making a ponytail.
TIP: Use scrunchie to hold ponytail. This way your hands are free.
3
Insert teeth of PuffCuff at base of ponytail. Repeat on opposite side. Squeeze to overlap hooks.
4
Pull arms in opposite direction to interlock hooks. Release hair and fluff.


"I'm in love. I love wearing my hair in a poof but the headaches it causes are a struggle. These puffcuffs take so much of the tension and strain away. I've used several different sizes and loved every one of them. I am very sure to order more."

Click to view above cell phone video.

TOOLS AND ACCESSORIES

PuffCuff also offers styling tools and headwear designed to seamlessly fit into any routine for curly hair, including the PuffCuff designed EdgeMaster® and TangleMaster®, crafted to reduce damage-causing friction and pulling.



0
6
EXPANSION

DIFFUSION LINE

MEET KUFFIT®

The KUFFIT, launched in 2021, embodies the philosophy of "if you can't beat 'em, join 'em, but do it better." Developed as a response to cheaper copycat products, it offers a value-driven alternative for fans of the PuffCuff who find its premium price prohibitive. By leveraging manufacturing in China, the Kuffit ensures reduced production costs, delivering a superior yet more affordable product to the market.




LOWER-PRICED SECONDARY LINE
Kuffit
REDUCES TENSION, PULLING, AND THINNING!
THICK HAIR KLAMP

[Click to view above cell phone video.]

INTRODUCING: GRIPS & PATTERNS


UPCOMING

GRIPS

- **Growth Opportunity:** This PATENTED clamp has silicone-wrapped teeth to provide extra grip.
- **Extends Customer Base — Who & Why?** The remaining 35% of the global population consists of individuals with smoother hair textures who are also seeking alternatives to elastic and rubber bands.

- **Revenue Growth:** TPC GRIPS' will increase revenue by 15%, based on existing customer data.

PATTERNS

TPC PATTERNS is the highly anticipated addition to our product line, meeting the demands of our loyal customers who have been eagerly waiting for a stylish and secure hair accessory. Our new line of unique patterns will become a customer favorite, fulfilling their desire for a fun and innovative way to style their natural hair.


07
MARKET

BUSINESS MODEL

PuffCuff strives to be the ONE-STOP-SHOP for all tools needed for styling and caring for curly, textured hair.

We sell PuffCuff in a variety of packs, ranging from the PuffCuff ORIGINAL retailing at $18 to the FAMILY Pack at $40. We offer a collection of wet products and complementary tools to the PuffCuff.

through bundles that range from $70 to $120.


BUSINESS MODEL
SEARCH RESULT


REVENUE SPLIT
20-23
D2C WEBSITE
25%
AMAZON
38%
RETAIL
37%
24-25
AMAZON
50%
B2B
20%
TPCCOM + D2C E-COMM
17%
RETAIL
13%

IN-STORE EXPERIENCE

PuffCuff has become a popular hair accessory brand among those with thick, textured, or curly hair who value convenience and dependability. Customers who prefer to shop in-store can now find PuffCuff products at retail stores like Sally Beauty.

Overall, having PuffCuff available in retail stores like Sally Beauty allows us to offer more options to our customers and helps us continue to grow and expand our brand.


NO HEADACHE
NO DAMAGE
NO DRAMA!


HAIR CLAMP FOR CURLY HAIR
HAIR CLAMP FOR CURLY HAIR
THEPUFFCUFF.COM

MARKET OPPORTUNITY


$49B
Total Hair Accessory Segment by 2028
$29B
65% of population has curly hair
The hair accessories market is expected to grow to $35.41 billion in 2026 at a CAGR of 12.7%.
Source: 2022 GLOBE NEWSWIRE - Hair Accessories Global Market Report
TPC MARKET SHARE
$146M*
*.5% MARKET SHARE IN 2028

INVESTMENT ASK & USE


NEW HIRES: $560K
Percentage of Total Budget: 28%
PRODUCT DEV: $500K
Percentage of Total Budget: 25%
MARKETING & IAA PROGRAM: $300K
Percentage of Total Budget: 15%
12% WORKING CAPITAL
28% NEW HIRES
20% RETAIL EXPANSION
$2M


RETAIL EXPANSION: $400K
Percentage of Total Budget: 20%
WORKING CAPITAL: $240K
Percentage of Total Budget: 12%
15%
MARKETING
25%
PRODUCT
DEV

Of our total round, $250,000 is being raised on Wefunder

WHAT'S NEXT?

Immediate Strategic Initiatives:

Strategic Hiring:

- Fractional CFO: A strategic hire to navigate financial pathways meticulously for robust, sustained profitability.
- Fractional CMO: Crafting and amplifying a compelling brand narrative, enhancing our market presence.
- Fractional COO: A strategic expert in operations management, business strategy, and process improvement.
- Inventory/E-Commerce Manager: Ensuring operational smoothness with effective inventory management and prompt deliveries.

B2B Expansion:

- We are launching a strategic B2B partnership initiative targeting vital sectors such as healthcare facilities, food services, and the military. We aim to supply the PuffCuff as a versatile hair management solution to both professionals, like nurses, and their patients. This dual-focused approach facilitates the efficiency and comfort of professionals in performing their duties. By

implementing this initiative, we anticipate expanding market accessibility, a more streamlined customer acquisition process, and significantly widening our overall market presence.

Product Innovations:

- PuffCuff **GRIPS:** Specifically designed for individuals with silkier hair textures, offering a gentle yet secure grip without the use of restricting elastic bands.
- PuffCuff **COLORS** & PuffCuff **PATTERNS**: Introducing vibrant and diverse color options and unique patterns, these new lines will cater to and celebrate the diverse tastes and styles of our broad customer base and open up options for brand collaborations and licensing deals.

Investing in NIL Deals with HBCU Students:

- In a bid to gain exposure and grow our community, we will invest in Name, Image, and Likeness (NIL) deals with students from Historically Black Colleges and Universities (HBCUs). This initiative not only supports the students but also fosters engagement and brand affinity within the community, reinforcing PuffCuff's commitment to empowerment and success.

Retail Expansion:

- A strategic initiative to enter selected retail spaces, increase accessibility, optimize customer acquisition costs, and broaden our reach.

---

cares

FOUNDATION

PuffCuff Cares Foundation: Leading Hair Equity in Every Sector

The PuffCuff Cares Foundation, at its core, is committed to enhancing holistic patient care within healthcare settings. Central to our mission, Ceata will generously volunteer her time and expertise to train nurses in the effective use of PuffCuff and similar tools. This essential training empowers healthcare professionals with the skills necessary for comprehensive hair care, ensuring patients, particularly children and women, receive empathetic and personalized care during their hospital stays. By focusing on specialized hair styling assistance, we aim to uplift patients' spirits, bolster their self-esteem, and provide a sense of normalcy in their healthcare journey.

From the Heart of Healthcare: A Pediatric Psychiatric Nurse's Testimonial on the PuffCuff


| By The PuffCuff
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INVESTMENT OPPORTUNITY

We're opening a $2 million investment opportunity, inviting you to be part of a journey characterized by growth, community support, and legacy-building. Your investment in PuffCuff isn't just a financial decision; it's a commitment to supporting a brand that stands for inclusion, empowerment, and success in the beauty realm. Although the future is uncertain, our dedication to the PuffCuff brand and its potential for impact and success is steadfast.

BLUEPRINT FOR EXIT

In the beauty industry, major acquisitions such as Unilever's $200M purchase of Dollar Shave Club, Johnson & Johnson's $3.3B takeover of Vogue International in 2016, and recent significant acquisitions of both Scunci and JD Beauty Co highlight the sector's growth and potential. PuffCuff, with a projected (not guaranteed) annual revenue of $5M from 2029 and targeting a $25M valuation, is hoping to attract a strategic buyer within six years.

This investment opportunity isn't just about supporting PuffCuff's vision; it's also about realizing potential financial returns for you. Beyond acquisition, we aim to uphold our core values, invest in real estate, and support emerging businesses, aligning with our goals of achieving generational wealth. Join us in this promising venture and play a pivotal role in shaping the future.